MOL Plc.
Finance

RECEIVED

2008 APR 22 A 9:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th April, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08002056

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Gt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED
APR 24 2008
THOMSON REUTERS

dw 4/23

MOL Plc.
Investors Relations

RECEIVED
2008 APR 22 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR NEWS

14 April 2008

MOL and ExxonMobil can start exploration program in the entire Makó trough

MOL and ExxonMobil agree to Makó trough exploration program

Based on the positive results of a joint technical study conducted over the past year, MOL Hungarian Oil and Gas Plc. (MOL) and ExxonMobil subsidiary ExxonMobil Exploration and Production Hungary Limited (ExxonMobil) signed an agreement on 11 April 2008 to start a joint exploration work program in blocks 106 and 107 in the Makó Trough in Hungary. ExxonMobil will fund the work program and receive a 50% interest in the acreage upon completion of the work program. MOL will retain the remaining 50%.

The exploration program covers 1,560 km^2 (387,000 acres) with wells drilled to depths of approximately 4,300 meters. The comprehensive work program includes drilling and completion of wells using ExxonMobil proprietary technology and expertise. ExxonMobil plans to spud the first wells in 2008 and conduct well testing and reservoir evaluation studies over two to three years.

On 16 May 2007 MOL Hungarian Oil and Gas Plc. (MOL) signed a Heads of Agreement with ExxonMobil to undertake a joint technical study of basins in Hungary with unconventional hydrocarbon potential. This new exploration program in the Mako Trough will gather further information on the source, extent and recoverability of this untapped hydrocarbon opportunity.

MOL acquires interest in TXM's production license in the Makó Trough

On 10 April 2008 Exxon Mobil Corporation affiliate Esso Exploration International Limited signed a production and development agreement with Falcon Oil and Gas Ltd. and its subsidiary, TXM Exploration and Production LLC, to begin a phased work program on a production license in the Mako Trough.

On 11 April 2008 MOL joined the ExxonMobil-Falcon agreement by acquiring 50% of ExxonMobil's interest thus significantly increasing MOL's position in the Mako Trough.

The agreement covers a Contract Area of approximately 750 km^2 (184,300 acres) representing 75% of the TXM production license. ExxonMobil and MOL will have 33.5% interest each in the Contract Area with ExxonMobil as operator. TXM retains 33% of the Contract Area and 100% of the remaining license outside the Contract Area.

Under the terms of the agreement, ExxonMobil will begin an initial work program this year to test existing wells and/or drill additional wells. Costs in the US$75 million initial phase will be shared equally by ExxonMobil (US$37.5 million) and MOL (US$37.5 million).

After the initial work program, the agreement includes options for ExxonMobil and MOL to elect to follow with an appraisal program and a development program.

Aim of the projects

The goal of the two work programs to be executed on MOL's acreage and on the Falcon-ExxonMobil-MOL Contract Area is to evaluate the potential for commercial production of unconventional gas and liquid hydrocarbons.

These projects present a good example of ways in which MOL is seeking new energy resources to offset its declining domestic hydrocarbon production.

END


N
MOL 107
EXPLORATION
BLOCK
MOL (50%) -
ExxonMobil (50%)
agreement
FALCON
MINING PLOT
Retained by Falcon
(100%)
MOL 106 EXPLORATION BLOCK
MOL (50%) - ExxonMobil (50%)
agreement
FALCON MINING PLOT
CONTRACT AREA
Falcon (33%)-ExxonMobil
(33.5%) -MOL (33.5%)
agreement
MOL MAKÓ I. MINING
PLOT
MOL (50%)-ExxonMobil
(50%) agreement
Kilometers
0
10
20

For further information, please contact:

Investor Relations	+ 36 1 464 1395
Facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043